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APPROXIMATE LOCATION

Map data ©2021
Women-ledHealthy OptionsVegetarian Options
Healthy Does Not Mean Boring

Food

Tuscaloosa, AL 35401
Open until 5:00 PM
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Investment Opportunity

Data Room
Discussion
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THE PITCH
Healthy Does Not Mean Boring is seeking investment to open a location.
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THE TEAM
Kara Fambro
Executive Chef

Graduate of Le Cordon Bleu, Certified in Nutrition, currently studying Business Management with an Accounting specialization, and also ServSafe Manager Certified. I have been in food service since the age of 16 and currently the Executive Chef for Kappa Delta Sorority in Tuscaloosa.

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LOCATION

We are located in downtown Tuscaloosa, Alabama. Our location is directly across from the River Walk & Riverwalk Bridge. There will be foot traffic from the nearby parks and opportunity to capture the lunch-break and quick-bite dinner market.

Our space is going to be 1,377 sq. ft. - 2,800 sq. ft.
There are a variety of park areas that are all dog friendly along the River Walk.
The pathway is also family friendly, with benches & gazebos, for quick breaks and picnics.
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OUR STORY

I started Healthy Does Not Mean Boring because of my own struggles regarding weight, practically since birth. In my quest to fight for life, I wanted to emphasize that size does not equate to health. I think it is important to educate people on being conscious of what is being eaten and how to make healthier decisions about the foods we consume. We now #Eatforlife!

My meals emphasize a balanced diet; ingredients that will leave you feeling full and nourished.

Many of my clients are looking to lose weight, manage their diabetes, lower cholesterol, and maintain overall health!

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OUR MISSION

To provide nutritious meals that are not only healthy but provide substance that can also nourish the soul. Healthy Does Not Mean Boring believes addressing health ailments and epidemics is possible by working from within!

Healthy Does Not Mean Boring provides meals from products that are naturally and locally sourced.

Meals are made fresh to order and delivery is available 6 days a week.

All meals use grass fed meats.

Non GMO organic produce.

Wild caught seafood.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build-Out $6,400

Equipment $3,000

Mainvest Compensation $600

Total $10,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$547,500	$602,250	$644,407	$676,627	$696,925
Cost of Goods Sold	$295,946	$325,540	$348,327	$365,743	$376,714
Gross Profit	$251,554	$276,710	$296,080	$310,884	$320,211

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$600	$615	$630	$645	$661
Salaries	$75,000	$82,500	$88,274	$92,687	$95,467
Insurance	$2,400	$2,460	$2,521	$2,584	$2,648
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$1,200	$1,230	$1,260	$1,291	$1,323
Operating Profit	$142,354	$159,155	$171,877	$181,372	$187,000

This information is provided by Healthy Does Not Mean Boring. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

$10,000

TARGET

$25,000

MAXIMUM

This investment round closes on June 30, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Healthy Does Not Mean Boring LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2025
Financial Condition

We are a startup business that is in need of a storefront to be fully operational.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Healthy Does Not Mean Boring LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Healthy Does Not Mean Boring LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Healthy Does Not Mean Boring LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Healthy Does Not Mean Boring LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Healthy Does Not Mean Boring LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Healthy Does Not Mean Boring LLC's management or vote on and/or influence any managerial decisions regarding Healthy Does Not Mean Boring LLC. Furthermore, if the founders or other key personnel of Healthy Does Not Mean Boring LLC were to leave Healthy Does Not Mean Boring LLC or become unable to work, Healthy Does Not Mean Boring LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Healthy Does Not Mean Boring LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Healthy Does Not Mean Boring LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Healthy Does Not Mean Boring LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Healthy Does Not Mean Boring LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Healthy Does Not Mean Boring LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Healthy Does Not Mean Boring LLC's financial performance or ability to continue to operate. In the event Healthy Does Not Mean Boring LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Healthy Does Not Mean Boring LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Healthy Does Not Mean Boring LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Healthy Does Not Mean Boring LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Healthy Does Not Mean Boring LLC will carry some insurance, Healthy Does Not Mean Boring LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Healthy Does Not Mean Boring LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Healthy Does Not Mean Boring LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Healthy Does Not Mean Boring LLC's management will coincide: you both want Healthy Does Not Mean Boring LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Healthy Does Not Mean Boring LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Healthy Does Not Mean Boring LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Healthy Does Not Mean Boring LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Healthy Does Not Mean Boring LLC or management), which is responsible for monitoring Healthy Does Not Mean Boring LLC's compliance with the law. Healthy Does Not Mean Boring LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Healthy Does Not Mean Boring LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Healthy Does Not Mean Boring LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Healthy Does Not Mean Boring LLC, and the revenue of Healthy Does Not Mean Boring LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Healthy Does Not Mean Boring LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Healthy Does Not Mean Boring. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Healthy Does Not Mean Boring isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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